Exhibit 99.1

October 15, 2025

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements in the Form 6-K dated October 15, 2025, of Cuprina Holdings (Cayman) Limited (the “Company”) to be filed with the Securities and Exchange Commission and are in agreement with these statements contained therein as it regards our firm. We have no basis to, and therefore, are not in a position to agree or disagree with other statements made by the Company in the Form 6-K.

Sincerely,

/s/ Kreit & Chiu CPA LLP

Los Angeles, California